

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

W. Randall Fowler
Co-Chief Executive Officer and Chief Financial Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

Re: Enterprise Products Partners L.P.
Registration Statement on Form S-3
Filed May 11, 2020
File No. 333-238170

Dear Mr. Fowler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Buck